

Mail Stop 7010

February 27, 2006

via facsimile and U.S. mail

Mr. Joseph W. Craft III
Chief Executive Officer
Alliance Resource Partners, L.P.
1717 South Boulder Avenue, Suite 600
Tulsa, Oklahoma 74119

> **Re:** **Alliance Resource Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Filed March 15, 2005**
> **Letter dated February 14, 2006**
> **File No. 0-26823**

Dear Mr. Craft:

We have reviewed your letter dated February 14, 2006. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Form 10-K for the year ended December 31, 2004

1.   We have considered your response to our prior comment number 1 in our letter
        dated January 23, 2006. We continue to believe that your three operating regions,
        Illinois, Kentucky and Maryland, are reporting segments for various reasons.

        General. A presumption exists that your CODM reviewed operating results on a
        mine-by-mine basis, since the reports provided to your CODM included such
        information, whether or not it was used by your CODM. See Question 15 in the
        FASB Staff Implementation Guide to SFAS 131.

        Similar Economic Characteristics. The average sales price per ton appears to
        vary significantly, even taking into account the five year history provided in
        Exhibit A and the detail provided in the footnotes to Exhibit A. As you noted, the
        two Kentucky mines had significantly higher sales prices than the other six mines.

        As for Adjusted EBITDA, the range you describe in the last paragraph on page 4
        of your letter dated February 14, 2006 is not narrow. The high amount is 86%
        greater than the low amount for seven of the eight mines (Hopkins excluded).

        Your example provided of the assignment of coal shipments under your
        centralized marketing function highlights that your Illinois mines, which all mine
        high sulfur, function many times together. This may be true for other mines in
        similar geographic locations.

        The nature of the products and services. Based on disclosure in your Form 10-K
        for the fiscal year ended December 31, 2004, we note that the products are
        different. Coal mined at the Illinois operating region (Dotiki, Warrior, Pattiki and
        Hopkins) is high sulfur; coal mined at the Kentucky operating region (Pontiki and
        MC Mining) is low sulfur; and coal mined at the Maryland operating region
        (Mettiki Complex) is medium sulfur. Coal of differing sulfur levels are not
        similar for aggregation purposes.

        As previously mentioned, Mettiki in Maryland appears to meet the quantitative
        thresholds in paragraph 18 of FAS 131 and does not appear to meet the
        aggregation criteria in order to combine with any of the other mines. Hopkins
        does not appear to meet the quantitative thresholds in paragraph 18 of FAS 131,
        nor does it appear to meet the aggregation criteria in order to combine with the
        other Illinois mines.

        Since it does not appear that you have met all the aggregation criteria detailed in
        SFAS 131, please revise your disclosures to provide segment data as discussed
        above.

You may contact Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

Barry Stem
Senior Assistant Chief
Accountant